Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 2 - 2007

FEBRUARY 1, 2007
FOR IMMEDIATE RELEASE

AURIZON PROVIDES OPERATIONS UPDATE AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) reported today that significantly higher than planned gold grades and mill recoveries allowed its 100% owned Casa Berardi Mine to produce approximately 13,000 ounces of gold in January 2007, within 5% of the 13,750 ounce forecast, despite a temporary suspension of operations in late January 2007.  The average mill-head gold grade was 12.7 grams/tonne of gold, 39% higher than the planned grade of 9.1 grams/tonne.  Mill recoveries of 95% were achieved compared to the 90% forecast.  To date, Casa Berardi has produced more than 30,000 ounces of gold since commissioning the mill in November 2006.

The Casa Berardi Mine is presently in the commissioning and ramp-up phase of operations.  Underground mining operations in January provided ore on a steady basis. Ore extraction was temporarily suspended on January 24, 2007, as a result of higher than expected sloughing of ore material falling in production stopes.  Aurizon expects to recover all of the ore within the stopes affected, and no loss of mining reserves is anticipated.

The following remedial steps are being conducted.  Additional ground support in the overcut of the production stopes has been performed in conjunction with shotcreting of the walls and backs of the drawpoints.  Backfilling, which had been behind schedule due to commissioning problems with the cement plant, was brought up to date, and all partially emptied stopes filled to prevent any potential ground movement.  The stoping sequence and parameters are being revised to reflect the more recent geological features provided from ore development work.

Ore extraction and milling are expected to resume early next week.  Preliminary estimates of the impact on 2007 gold production indicate that the 185,000 ounce forecast should be achieved.  As a result of the remedial work performed, higher operating costs are expected for the first quarter, 2007.

Achievement of commercial production is now expected early in the second quarter of 2007, rather than the first quarter of 2007.  Gold sales and operating costs will continue to be deferred for financial reporting purposes during this commissioning period.  The mine provided significant positive cash flow in December 2006 and similar positive cash flows are forecast for January 2007.

The foregoing information was prepared under the supervision of Michel Gilbert. P.Eng., Vice President of Aurizon, and a qualified person under National 43-101.

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Aurizon Mines Ltd.

News Release – February 1, 2007

Aurizon Provides Operations Update at Casa Berardi

For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “forecast”, "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “indicates”, "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to inherent uncertainties associated with exploration, conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Feasibility Study for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (SEC). These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.